Exhibit 2.2

COAST HOTELS AND CASINOS, INC.

February 26, 2007

Harrah's Operating Company, Inc.
2100 Caesar's Palace Drive
Las Vegas, Nevada 89109

Re:    Agreement for Exchange of Assets and Joint Escrow Instructions

Ladies and Gentlemen:

Reference is made to that certain Agreement for Exchange of Assets and Joint Escrow Instructions, dated as of September 29, 2006 (the "Agreement"), by and between Coast Hotels and Casinos, Inc., a Nevada corporation ("Coast"), and Harrah's Operating Company, Inc., a Delaware corporation ("Harrah's"). All capitalized terms in this letter but not otherwise defined herein will have the meaning set forth in the Agreement. The parties hereby acknowledge that the Closing is scheduled to occur on February 27, 2007 at the time set forth in the Agreement.

The agreements and amendments set forth herein are made in further consideration of the premises and of the mutual representations, warranties and covenants contained in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

  Removal of Exterior Signage. The parties agree that all exterior signage bearing the names "Barbary" or "Barbary Coast" (the "Barbary Coast Exterior Signage") may be removed by Harrah's (or its licensed contractor) between February 24, 2007 and the Closing, and in any event, Harrah's shall remove, or cause to be removed, the Barbary Coast Exterior Signage on or prior to March 15, 2007. In furtherance thereof, Harrah's shall endeavor to complete the removal of the Barbary Coast Exterior Signage as promptly as practicable following the Closing. Coast will contribute Sixty Eight Thousand Eight Hundred Fourteen Dollars ($68,814.00) to the cost of such removal, with such contribution to be reflected on the Operations Settlement and satisfied in accordance with the requirements of Section 4.4 of the Agreement. The parties further agree that to the extent that the Barbary Coast Exterior Signage is not removed prior to Closing, at Closing Harrah's shall cut the electricity to (i.e. "darken") the word "Coast" in all such Barbary Coast Exterior Signage. The Barbary Coast Exterior Signage shall remain the sole property of Coast. If the Closing does not occur by the Outside Closing Date, or the Agreement is terminated prior thereto, Harrah's agrees that it shall promptly cause the Barbary Coast Exterior Signage to be reinstalled (and restored to its condition prior to such removal), to Coast's reasonable satisfaction and at Harrah's sole expense; provided, however, that Harrah's shall have no such obligation if the Closing does not occur due to a failure of one or more of the Harrah's Closing Conditions set forth in Section 4.8(a), (b) and (c) of the Agreement. Harrah's further agrees that (i) it will use commercially reasonable efforts to prevent any material interference with the operation of the Barbary Coast caused by its (or its contractor's) removal or reinstallation, as applicable, of such Barbary Coast Exterior Signage and (ii) that it will indemnify and hold harmless Coast with respect to any liabilities incurred in connection with such removal or reinstallation, as applicable.

  Costs Associated with Harrah's Training of Transferred Employees. The parties acknowledge that Harrah's has requested that the Transferred Employees attend certain training and other informational meetings of Harrah's in anticipation of the Closing, and that additional training or informational meetings may be held at Harrah's reasonable request prior to the Closing. Each Transferred Employee who attends such training or other meetings will be required to sign an attendance sheet at such training or meeting which will include the name of such Transferred Employee, the date of attendance at such training or meeting and the length of attendance at such training or meeting (the "Attendance Record"). Based on the information contained on the Attendance Record, Harrah's agrees to pay Coast an amount equal to 1.5 times each such Transferred Employee's applicable hourly wage for wages payable to such Transferred Employees by Coast in connection with their attendance at such meetings. Such payment shall be made as part of the Operations Settlement in accordance with the requirements of Section 4.4 of the Agreement.

  NASCAR Packages. The parties acknowledge that Coast has sold 2007 NASCAR Nextel Cup Las Vegas Race packages to patrons of its properties, including the Barbary Coast, which consist in part of tickets to the NASCAR events to be held at the Las Vegas Motor Speedway on March 10 and 11, 2007, and transportation between the applicable Coast property and the Las Vegas Motor Speedway on the dates of the events. The parties agree that Harrah's will pay Coast $261.45 per two-day event ticket, the face amount for each such two-day event ticket included in packages sold to guests of the Barbary Coast, which are not duly cancelled by such guests before the Closing, up to a total of 130 of such two-day event tickets. Coast agrees to deliver such two-day event tickets to Harrah's within three (3) business days after the Closing. Harrah's further agrees that it will provide such guests of the Barbary Coast with transportation between the Barbary Coast and the Las Vegas Motor Speedway on the two race days of the event generally in accordance with the terms and conditions applicable to the Barbary Coast under that certain agreement (the "August Agreement") entered into as of August 21, 2006 by and between Coast and Keytours of Las Vegas, Inc. ("Keytours"). Pursuant to the August Agreement, the Barbary Coast is retaining three (3) buses (that each hold fifty-six (56) passengers), at approximately $1,600 per day, per bus, for the two race days of the event. It is the parties' intent that Coast will endeavor to enter into a new agreement (the "Barbary Agreement") with Keytours relating solely to the Barbary Coast that shall contain the same terms and conditions as the August Agreement as it relates to the Barbary Coast, and that Harrah's will assume the Barbary Agreement in connection with the Closing. In the event that the Barbary Agreement has not been fully executed by the parties thereto prior to the Closing, Coast shall use its commercially reasonable efforts to cause such agreement to be executed and assigned to Harrah's as soon as reasonably practicable thereafter. All payment obligations of Harrah's for such NASCAR tickets shall be made as part of the Operations Settlement in accordance with the requirements of Section 4.4 of the Agreement.

  Tram/Shuttle Stop. The parties agree that Section 7.31 of the Agreement is hereby amended and restated in its entirety to read as follows:

  7.31 Tram/Shuttle Stop. The parties agree that, for no additional consideration, Harrah's shall permit and allow, and shall cause its successors and assigns to permit and allow, the loading, unloading and receiving of passengers from vehicles that are appropriately and customarily licensed and owned or operated by Coast or its Affiliates at the Barbary Coast in substantially the same location and on substantially the same schedule as Coast's inter-property trams and shuttles operated as of the Effective Date ("Tram License"). Subject to the provisions regarding permanent closure of the Barbary Coast, as set forth in this Section 7.31, the Tram License shall be effective for a period of six (6) months following the Closing and upon the expiration of such six (6) month period, the term of the Tram License shall automatically extend on a month-to-month basis; provided that such Tram License shall be terminable by Harrah's at any time after the initial six (6) month period upon sixty (60) days prior written notice to Coast, or by Coast upon two (2) days written notice to Harrah's. In the event that such location becomes inaccessible at any time in excess of twenty four (24) hours due to construction or other interruptions, the parties agree that such tram/shuttle stop shall be moved to another Harrah's property in the immediate vicinity along Las Vegas Boulevard (designated by Harrah's) for the duration of such interruption. Harrah's agrees that the current signage at the Barbary Coast regarding the tram and shuttle (including the detail and locations of such signage) is acceptable and will consider, in its sole discretion, any additional request by Coast to post customary and reasonable signage at such loading, unloading and receiving location regarding the details of the applicable tram and shuttle schedules. Notwithstanding anything herein to the contrary, the rights and obligations of the parties under this Section 7.31 shall automatically terminate upon Harrah's permanent closure of the Barbary Coast. Harrah's shall use commercially reasonable efforts to provide Coast with at least sixty (60) days advance written notice of such permanent closure, but a failure to deliver such notice shall not be a breach of this Section 7.31 and the rights and obligations under this Section 7.31 shall not extend beyond the actual closure of the Barbary Coast for any reason whatsoever. Harrah's agrees to cooperate, in good faith, with Coast and its Affiliates in carrying out the agreements set forth in this Section 7.31. The provisions of this Section 7.31 shall survive the Closing.
  Transferred Telephone Numbers. Coast agrees to cooperate with Harrah's to cause the appropriate service providers to transfer to the Harrah's account, as soon as practicable following the Closing, all telephone numbers currently used in operations at the Barbary Coast; provided, however, that any general reservations telephone numbers and the following telephone numbers shall not be so transferred and shall remain with Coast: (i) any and all "toll-free" numbers (e.g., "800," "866," "877," and "888" numbers), and (ii) (702) 737-7111.

  Payment of Certain Funds. In connection with its election to effect a Section 1031 Exchange as noticed in Section 7.1 of the Agreement, Coast hereby designates that the payment of the funds made pursuant to Section 7.30 of the Agreement shall be made to the following account of the "qualified intermediary" selected in connection with such Section 1031 Exchange:

  To: Fidelity National Title Insurance Company

  Bank: Compass Bank
            East Camelback Rd. #140
            Phoenix, AZ 85016

  Routing No:

  Account No: Credit to Fidelity National Title Insurance Company in trust for Investment Property Exchange Services, Inc.
            account number

  Refer To Exchange Number:

  In furtherance of the foregoing, the parties hereby agree that the phrase "it shall pay Coast One Million Two Hundred Thousand Dollars ($1,200,000)" in Section 7.30 of the Agreement shall be amended and restated to read "it shall pay One Million Two Hundred Thousand Dollars ($1,200,000)".

  Transitional Trademark Agreement. The parties hereby agree that, as set forth in the Agreement, the right of Harrah's to use the name "Barbary" pursuant to the terms and conditions of the Transitional Trademark Agreement contemplated by and in the Agreement terminated one hundred and twenty days after the Effective Date (i.e., on January 27, 2007), and therefore the Transitional Trademark Agreement is no longer necessary or applicable. In furtherance thereof, the parties hereby agree that:

  (a) Clause (j) of the definition of "Barbary Coast Acquired Assets" in Section 1.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

  "(j) use of the name "Barbary" for a period of one hundred and twenty (120) days from the Effective Date (i.e., through January 27, 2007); provided, that, the parties agree that Harrah's shall have no rights to the name "Barbary Coast", nor any rights to any logos, marks or designs of the Barbary Coast;"

  (b) Clause (d) of the definition of "Excluded Personal Property" in Section 1.1 of the Agreement is hereby amended to delete the following clause therefrom:

  "(x) as specifically provided in the Transitional Trademark Agreement, and (y)"

  (c) The definition of, and reference to, "Transitional Trademark Agreement" in Section 1.1 of the Agreement is hereby deleted in its entirety.

  (d) Clause (iii) of Exhibit "L" of the Agreement shall be amended and restated in its entirety to read as follows:

  "(iii) [Reserved]"

  (e) Clause (iv) of Exhibit "M" of the Agreement shall be amended and restated in its entirety to read as follows:

  "(iv) [Reserved]"
  Operations Settlement. The parties hereby agree that:

  (a) The definition of "Operations Settlement" in Section 1.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

  ""Operations Settlement" means a final accounting of the operations of the Barbary Coast, as of the Time of Proration, prepared by Coast's accountants and reviewed by Harrah's accountants in the period between 12:01 a.m. on the Closing Date and 12:00 p.m. on the day immediately following the Closing Date, the results of which shall be incorporated into a written operations settlement statement which shall be executed by Harrah's and Coast."

  (b) The first and second sentences of Section 4.4 of the Agreement are hereby amended and restated in their entirety to read as follows:

  "The items listed in subclauses (a) through (e) of this Section 4.4 shall be determined by the Operations Settlement. Any amounts determined to be due and owing to Coast pursuant to the Operations Settlement shall be paid for by Harrah's to Coast by wiring of federal funds to the account designated by Coast, no later than 12:00 noon (Pacific Standard Time) on the second day immediately following the Closing Date and any amounts determined to be due and owing to Harrah's pursuant to the Operations Settlement shall be paid for by Coast to Harrah's by wiring of federal funds to the account designated by Harrah's, no later than 12:00 noon

  (Pacific Standard Time) on the second day immediately following the Closing Date."
  Independent Contractor Services. Harrah's has requested that Coast facilitate the provision of certain services to Harrah's by Aaron Eamus, an independent contractor who has previously provided services to Coast. Such services will generally relate to the conversion of certain computer data to be included in the Barbary Coast Acquired Assets to a format usable by Harrah's computer systems. As an accommodation to Harrah's, Coast agrees that it will use commercially reasonable efforts to facilitate the provision of such services by Aaron Eamus. Harrah's acknowledges that Aaron Eamus is an independent contractor and not an Affiliate of Coast, and agrees that: (i) Aaron Eamus shall invoice Harrah's for services rendered to Harrah's or its affiliates; (ii) Harrah's shall satisfy the payment obligations under such invoices promptly in accordance with their terms and Coast shall have no obligation in connection therewith; (iii) Coast makes no representations or warranties whatsoever (express, implied or otherwise) regarding the services to be provided by Aaron Eamus; and (iv) Harrah's shall have no claim or recourse against Coast or any of its Affiliates (through indemnity or otherwise) in connection with the services to be provided by Aaron Eamus (or which Aaron Eamus may fail to provide) to Harrah's or its Affiliates.

  Assumed Contracts.

  (a) The parties agree that Exhibit "B" attached to the Agreement shall be amended, restated and replaced, in its entirety, with the Exhibit "B" attached hereto, and that any references to Exhibit "B" in the Agreement shall be understood to refer to such exhibit as amended, restated and replaced by the Exhibit "B" attached hereto.*

  (b) The parties agree that Section 4.3(f) of the Agreement shall be deleted in its entirety and replaced with the phrase:

  "(f) [Reserved]"

  (c) The parties agree that the following paragraph shall be added as new Section 4.4(e) to the Agreement:

  "(e) Assumed Contracts. All income and expenses pursuant to the Assumed Contracts will be prorated between Coast and Harrah's as of the Time of Proration on the Operations Settlement. Coast shall receive a credit on the Operations Settlement for the amount of any prepaid rents related to periods after the Closing, security deposits, or other deposits previously paid by Boyd or Coast under the Assumed Contracts, less any such amounts paid to and collected by Coast under the Assumed Contracts. Any amounts received by Harrah's under the Assumed Contracts related to any period prior to the Time of Proration shall be promptly paid to Coast. Any amounts received by Coast under the Assumed Contracts related to any period after the Time of Proration shall be promptly paid to Harrah's. Any amounts due relating to the Excluded Assets or Harrah's Excluded Liabilities will be promptly paid by Coast."

Except to the extent specifically amended herein or supplemented hereby, the Agreement remains in full force and effect. This letter and the agreements contained herein are hereby incorporated into and made a part of the Agreement.

This letter may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

Please indicate your agreement with the foregoing by signing this letter below.

Sincerely,

COAST HOTELS AND CASINOS, INC.

By: /s/ William S. Boyd
 William S. Boyd
Chief Executive Officer

AGREED:

HARRAH'S OPERATING COMPANY, INC.

By: /s/ Charles L. Atwood
Name: Charles L. Atwood
Title: Vice Chairman

* Exhibits, schedules and similar attachments to this Letter Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.